10603 W. Sam Houston Pkwy N.
Suite 300
Houston, Texas 77064
(713)-849-9911

September 21, 2017
Ms. Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Stop 4631
Washington, D.C. 20549

RE:     Flotek Industries, Inc.
Registration Statement on Form S-3
Filed August 1, 2017
File No. 333-219618

Dear Ms. Long:

Set forth below is the response of Flotek Industries, Inc., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 14, 2017 (the “Comment Letter”), with respect to the above-referenced filing (the “Filing”). For your convenience, we have repeated in bold face type the comment exactly as set forth in the Comment Letter. The Company’s response to the comment is set forth immediately below the text of the comment. A copy of this letter has been furnished on EDGAR as correspondence.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Registration Statement (the “Amendment”).

General

1.
We note that Flotek Industries ULC has separately filed your Form S-3 on EDGAR under its own CIK number, but is neither listed as a co-registrant in your Form S-3 nor in your Form S-3 legal opinions. Please revise to include Flotek Industries ULC as a co-registrant in the Form S-3 and in your legal opinion or advise.

Response: The Company acknowledges the Staff’s comment and will not include Flotek Technologies ULC as a co-registrant in the EDGAR filing system upon filing the Amendment. Flotek Technologies ULC was not intended to be included as a co-registrant in the Registration Statement, but was erroneously included due to an inadvertent filing error.

2.
We note your disclosure that the debt securities offered and sold pursuant to this prospectus may be guaranteed by one or more subsidiary guarantors. Rule 3-10 of Regulation S-X requires every guarantor of a registered security to file the financial statements required for a registrant by Regulation S-X, unless an appropriate exemption applies.

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 21, 2017

Please revise your prospectus to include either the financial statements of your subsidiary guarantors or the footnote presenting condensed consolidating financial information for your guarantors in your financial statements allowed by Rule 3-10(f) of Regulation S-X.

Response: The Company has 19 subsidiaries that are co-registrants under the Registration Statement (collectively, the “Co-Registrants”), each of which are included as potential subsidiary guarantors of future senior and subordinated debt securities issued by the Company. Rule 3-10(f) provides that a parent company need not present separate financial statements of the subsidiary guarantors if (1) each of the subsidiary guarantors is 100% owned by the parent company issuer; (2) the guarantees are full and unconditional; (3) the guarantees are joint and several; and (4) the parent company’s financial statements include a footnote with condensed consolidating financial information as set forth under Rule 3-10(f)(4). Further, Note 1 to Rule 3-10(f) provides that any financial information required for subsidiary guarantors under Rule 3-10(f)(4) may be excluded if instead the parent company’s financial statements include a footnote stating, if true, that the parent company has no independent assets or operations, the guarantees of its subsidiaries are full and unconditional and joint and several, and any subsidiaries of the parent company other than the guarantors are minor.

If the Company were currently issuing guaranteed debt securities, all requirements under Rule 3-10(f) would be met to include a footnote of condensed consolidating financial information instead of financial statements. Two subsidiaries other than the Co-Registrants would currently not be considered “minor,” so the requirements of Note 1 would not be met and condensed consolidating financial information would be required. In the future, when and if the Company issues guaranteed debt securities under the Registration Statement, the Company undertakes to make an evaluation of its subsidiaries at that time and include as required either (1) a Rule 3-10(f) condensed consolidating footnote; or (2) a footnote under Note 1 to Rule 3-10(f) if available at that time.

Subsidiary Guarantees, page 5

3.
We note your disclosure that the senior and subordinated debt security guarantees are unconditional. Please disclose whether the guarantees will be full and unconditional. Further, please disclose whether the guarantees will be joint and several.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure regarding the senior and subordinated debt security guarantees in the Amendment to specify that the guarantees will be full and unconditional and will be joint and several.

* * * * * * * *

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Very truly yours,

/s/ H. Richard Walton
H. Richard Walton
Executive Vice President and Chief Financial Officer

cc:	Sherry Haywood
W. Mark Young (Andrews Kurth Kenyon LLP)